Settlement entered into between:

Village Main Reef Limited & VMR Gold Investments 02 (Pty) Ltd v DRDGOLD Ltd (in respect of Blyvooruitzicht Gold Mining Company Ltd)

DRDGOLD Ltd ("DRDGOLD") and Village Main Reef Ltd ("VMR") and its subsidiary VMR Gold Investments 02 (Pty) Ltd ("VMR2") are in dispute and are about to conclude an arbitration agreement to refer to arbitration the dispute in respect of the Sale of Shares and Claims Agreement ("the Agreement") entered into amongst DRDGOLD, VMR and VMR2 in February 2012 for the sale of DRDGOLD's shares in and shareholder claims against Blyvooruitzicht Gold Mining Company Ltd.

Certain disputes (collectively, the "Dispute") have arisen between DRDGOLD, on the one hand, and VMR and VMR2, on the other hand about:

1. whether the non-fulfilment of the Conditions Precedent in Part B of the Agreement (as this term is defined in the Agreement) was the result because of a VMR Prejudicial Act (as this term is defined in clause 14.1.9 of the Agreement) or a DRD Prejudicial Act (as this term is defined in clause 14,1,2 of the Agreement);

2. whether or not VMR2 and/or VMR frustrated the fulfilment of the Conditions Precedent in Part B of the Agreement (as this term is defined in the Agreement);

3. whether or not VMR2 and/or VMR breached their obligations in clauses 5.2 and 37 of the Agreement; and

4. whether or not DRDGOLD is liable to pay interest on the sum of R6,000,000,00 which was erroneously or inadvertently paid to it on 6 August 2012 by VMR in terms of the provisions of the Agreement (read together with the Escrow Agreement which was concluded in March 2012 amongst, *inter cilia*, the Parties).

Following further discussions between us, I now propose, on behalf of DRDGOLD, that in view of the pending completion of the scheme of arrangement in respect of VMR, we jointly settle the Dispute amongst DRDGOLD, VMR and VMR2 on the basis set out below,

This proposal is made "without prejudice" to the rights of any party to pursue the appropriate remedy against whichever other party, should this letter not be signed by all parties,

The terms which I am mandated to propose and accept on behalf of DRDGOLD, and which I believe are consistent with what you and I have discussed, are the following:

1. that DRDGOLD, VMR and VMR2 abandon their pursuit for the resolution of the Dispute and agree to leave the Dispute unresolved;

2. that the proceeds of the sale of the Escrow Shares and the Escrow Dividend (including any interest which may have accrued thereon) are shared equally between DRDGOLD and VMR and that the escrow attorneys are instructed to distribute same accordingly;

3. that each of DRDGOLD, VMR and VMR2 retains the right to 'raise and rely on, in matters other than proceedings instituted by any of the parties to the Agreement, or their successors in title against any of the other parties, any legal or factual position or opinion it may hold at the time as to the effects of the Agreement or any part of it and any conduct or omission in respect of the Agreement on the part of any of the parties to the Agreement;

4. that the undertaking in item 3 above will not preclude any of the parties to the Agreement from either persisting in public statements with its view as to the effects of the Agreement or joining or intervening in any proceedings that are brought against any other party to the Agreement in which it may have an interest in the outcome, and from pleading and pursuing a position which may include an adverse outcome against any other party, provided that no party shall in such proceedings be entitled to enforce the outcome of such proceedings against any other; and

5. that DRDGOLD, VMR and VMR2 shall have no claim against each other, the cause of action of which precedes the conclusion of this settlement agreement.

I suggest that the date upon which these terms take effect is the date on which the scheme of arrangement in respect of VMR is implemented in accordance with its terms.